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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	Expires: November 30, 2018
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FORM 12b-25	SEC FILE NUMBER
000-54540

CUSIP NUMBER
NOTIFICATION OF LATE FILING

(Check one):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☑	Form 10-Q	☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR

For Period Ended: October 31, 2018
	☐	Transition Report on Form 10-K
	☐	Transition Report on Form 20-F
	☐	Transition Report on Form 11-K
	☐	Transition Report on Form 10-Q
	☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Lakeland Industries, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

3555 Veterans Memorial Highway, Suite C,
Address of Principal Executive Office (Street and Number)

Ronkonkoma, NY 11779-7410
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☑	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Lakeland Industries, Inc. (the “Company”) requires additional time to ensure accuracy of its financial reports amid delays caused by its Enterprise Resource Planning (ERP) system implementation for financial reporting purposes which commenced on August 1, 2018, the first day of the fiscal 2019 third quarter. The significant effort required as well as the operational issues that often arise in such a massive undertaking for ERP implementation has slowed down the financial reporting process.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Teri W. Hunt	256	350-3873
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes	☑	No	☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	☑	No	☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
For the quarter ended October 31, 2018, the Company expects to report total revenues between $23.0 million and $25.0 million, gross profit between $7.5 million and $8.5 million and net income of between $0.3 million and $0.7 million, as compared to $24.0 million, $9.1 million and $1.8 million, respectively, for the quarter ended October 31, 2017. The foregoing is subject to completion of the closing of the Company’s financial results for the quarter ended October 31, 2018, including review by internal financial officers, the Audit Committee of the Board of Directors and external auditors.

Lakeland Industries, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 6, 2018		By:	/s/ Christopher J. Ryan
Name: Christopher J. Ryan
Title: Chief Executive Officer

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